Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Fortress Announces Commencement of Tender Offer to

Repurchase up to $100 Million of its Class A Shares

New York, NY. February 5, 2016 – Fortress Investment Group LLC (NYSE: FIG) (“Fortress” or the “Company”) announced today the commencement of a modified “Dutch auction” self-tender offer to repurchase up to $100,000,000 in cash of its Class A shares, representing limited liability company interests in the Company, at a price per share within the range of $4.25 to $4.75, less applicable withholding taxes and without interest. The NYSE closing price of Fortress’s Class A shares on February 4, 2016 was $4.01 per share.

The tender offer will expire on March 4, 2016 at 11:59 p.m., New York City time, unless the tender offer is extended or withdrawn by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the tender offer materials that are being distributed to shareholders.

The Company believes that the modified “Dutch auction” tender offer mechanism is a prudent use of the Company’s financial resources and an efficient way to return capital to shareholders who wish to receive cash for all or a portion of their shares.

A modified “Dutch auction” self-tender offer allows shareholders to tender their shares pursuant to (i) auction tenders whereby shareholders indicate at what price within the Company’s specified range (in increments of $0.05 per share) they wish to tender or (ii) purchase price tenders whereby shareholders indicate they are willing to sell their shares to the Company at the purchase price determined in the tender offer. When the tender offer expires, the Company will determine the purchase price, which will be the lowest price per share within the Company’s specified range that will enable the Company to purchase the maximum number of shares properly tendered in the tender offer and not properly withdrawn having an aggregate purchase price not exceeding $100,000,000 (or, if the tender offer is not fully subscribed, all shares properly tendered and not properly withdrawn up to $100,000,000), taking into account the number of shares tendered pursuant to auction tenders and purchase price tenders and the prices specified by shareholders tendering shares pursuant to auction tenders.

All shares accepted for payment will be purchased at the same purchase price, regardless of whether they were tendered at a lower price. Upon the terms and subject to the conditions of the tender offer, shareholders will receive the purchase price in cash, less any applicable withholding taxes and without interest, for shares properly tendered (and not properly withdrawn) at prices equal to or less than the purchase price. If shares are tendered at prices at or below the purchase price with an aggregate purchase price of more than $100,000,000, tendering shareholders whose shares are tendered at or below the purchase price owning fewer than 100 shares, or “odd lot” holders, will have their shares purchased without proration and all other tendered shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. The terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and related documentation that are being distributed to holders of the Company’s shares and have been filed with the U.S. Securities and Exchange Commission (the “SEC”). Shareholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, less applicable withholding taxes and without interest, promptly after the expiration of the tender offer. All shares tendered at prices above the purchase price will not be purchased and will be returned promptly after the expiration of the tender offer to the tendering shareholders. The tender offer will remain open for at least 20 business days. The Company also reserves the right to purchase up to an additional 2% of its shares outstanding pursuant to and without amending or extending the tender offer.

Fortress will use a portion of its cash and cash equivalents on hand to fund the repurchase of shares in the tender offer. The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

The Company’s directors and executive officers have informed the Company of their intention not to tender any shares in the tender offer.

Morgan Stanley & Co. LLC (the “Dealer Manager”) will serve as dealer manager for the tender offer. Innisfree M&A Incorporated (the “Information Agent”) will serve as information agent for the tender offer and American Stock Transfer & Trust Company, LLC (the “Depositary”) will serve as depositary for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at 1-888-750-5834.

While the Company’s board of directors authorized the tender offer, it has not made and will not be making, and none of the Company, the Company’s principals, affiliates or subsidiaries, the Dealer Manager, the Information Agent or the Depositary has made or is making, any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. Shareholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the Company’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to shareholders. Shareholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to shareholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

ABOUT FORTRESS

Fortress Investment Group LLC is a leading, highly diversified global investment firm with $74.3 billion in assets under management as of September 30, 2015. Founded in 1998, Fortress manages assets on behalf of approximately 1,800 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Fortress is publicly traded on the New York Stock Exchange (NYSE: FIG). For additional information, please visit www.fortress.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking statements,” including statements as to the amount, timing and manner of the Company’s self-tender offer. These statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q, which is available on the Company’s website (www.fortress.com). In addition, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements contained in this press release. The Company can give no assurance that the expectations of any forward-looking statement will be obtained.

INVESTOR & MEDIA RELATIONS CONTACT

Gordon E. Runté

Fortress Investment Group

+1-212-798-6082

grunte@fortress.com

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